BRF'S NET REVENUE REACHES 8.7 BILLION BRAZILIAN REAIS IN Q3

The result is 8.8% higher than that of Q2 2017

São Paulo, November 9, 2017 - BRF accelerated revenue growth in the third quarter of 2017, driven by favourable market conditions and the new corporate structure announced in July this year. As a result, the company's net operating revenue totalled 8.7 billion reais - an increase of 8.8% when compared to Q2 - while EBITDA reached 1 billion BRL in the same period, representing growth of 21.3% compared to Q3 2016.

In Brazil, the highlight was volume growth of processed food relative to annual production. Data provided by Nielsen showed a contraction of 3.3% in the processed food market between Q3 2016 and Q3 2017. In the same period, BRF volume grew 3.1%. This is a direct result of company efforts to drive sustained enhancement in trade execution and winning new customers.

OneFoods, a unit strategically focused on serving Muslim markets, also recorded healthy operational Q3 results. This follows the gradual recovery of commercial dynamics in Islamic markets, as well as the consolidation of Banvit's Q1 figures. BRF's operations in Turkey have consistently exceeded expectations in terms of results, underscoring the strategic value in the company’s acquisition of Banvit.

The international division of the company, which consolidates activities in Asia, Europe, the Americas and Africa, launched the ‘Global Optimisation’ management program. The initiative aims to maximise profitability by taking advantage of commercial opportunities in different regions by dynamically deploying the relocation of animal protein products. In doing so, the business unit reported growth in essentially all markets.

Investments

BRF invested 369 million reais in Q3 2017. A share of 138 million reais of this amount was allocated to growth, efficiency and support; 73 million to biological assets; and 58 million to leasing and other items. Q3’s reduced investment level relative to Q2 reflects more challenging macroeconomic and market scenarios, in addition to the company’s commitment to leverage reduction.

About BRF

BRF is one of the largest food companies in the world, with more than 30 brands in its portfolio, among them Sadia, Perdigão, Qualy, Paty, Dánica, Bocatti and Vienissima. Its products are sold in more than 150 countries on five continents. More than 100,000 employees work in the company, which has more than 50 factories in eight countries (Argentina, Brazil, United Arab Emirates, Indonesia, Malaysia, United Kingdom, Thailand and Turkey).